Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004


BEAU YANOSHIK
202.739.5676
byanoshik@morganlewis.com



VIA EDGAR

April 8, 2011

Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund (File Nos. 033-42484 and 811-06400) (the "Registrant"); Post-Effective Amendment No. 125 to the Registrant's Registration Statement on Form N-1A ("Amendment No. 125")
     ---------------------------------------------------------

Dear Mr. Minore:

This letter responds to comments on Amendment No. 125, which you provided in a telephonic discussion with Abby Bertumen and me on Monday, September 20, 2010. Amendment No. 125 was filed with the Securities and Exchange Commission (the "Commission") on July 23, 2010 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding two new series of the Registrant, the Aviva Investors High Yield Bond Fund and the Aviva Investors Core Aggregate Fixed Income Fund (each, a "Fund" and collectively, the "Funds").

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 125.

AVIVA INVESTORS HIGH YIELD BOND FUND

1. COMMENT: In the second footnote to the fee table, please replace "net operating expenses" with "Total Annual Fund Operating Expenses after Fee Reductions and/or Expense Reimbursements."

     RESPONSE: We have made the requested change.

2. COMMENT: In the Principal Investment Strategies section, please identify what is meant by "related instruments" in the following sentence:



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Dominic Minore, Esq.
April 8, 2011
Page 2


          Under normal circumstances, the Fund invests at least 80% of its net assets in high yield bonds and RELATED INSTRUMENTS.

     RESPONSE: "Related instruments" refer to "instruments such as derivatives, including credit default swaps and futures contracts, and synthetic instruments that are intended to provide economic exposure to securities or issuers" discussed later in the first paragraph. We have revised the disclosure as follows:

          Under normal circumstances, the Fund invests at least 80% of its net assets in high yield bonds and related instruments DESCRIBED BELOW.

3. COMMENT: In the Principal Investment Strategies section, please define the range of ratings for the high yield securities in which the Fund may invest.

     RESPONSE: We have not included additional disclosure as the Principal Investment Strategies currently states the following: "High yield bonds, also referred to as "junk" bonds, are generally rated below BBB- by Standard & Poor's Ratings Services or Baa3-by Moody's Investor Service at the time of purchase by independent rating agencies or are unrated but judged to be of comparable quality by Aviva Investors North America, Inc. (the "Adviser")." In addition, the Principal Investment Strategies also states the following: "The Adviser . . . may at times opportunistically invest in lower rated (CCC or lower) bonds."

4. COMMENT: In the Principal Investment Strategies section it states that the Fund may use derivatives without limit. Please expand on the current disclosure per the SEC's recent letter to the ICI.(1) In particular, please include a brief description of each type of derivative in which the Fund may invest.

     RESPONSE: We have added the following to the beginning of the Derivatives Risk discussion:

          THE FUND MAY USE DERIVATIVES, INCLUDING CREDIT DEFAULT SWAPS AND FUTURES CONTRACTS, TO PROVIDE ECONOMIC EXPOSURE TO CERTAIN SECURITIES OR ISSUERS. A CREDIT DEFAULT SWAP ENABLES THE FUND TO BUY OR SELL PROTECTION AGAINST A DEFINED CREDIT EVENT OF AN ISSUER OR A BASKET OF SECURITIES. GENERALLY, THE SELLER OF CREDIT PROTECTION AGAINST AN ISSUER OR BASKET OF SECURITIES RECEIVES A PERIODIC PAYMENT TO COMPENSATE AGAINST POTENTIAL DEFAULT EVENTS. IN CONTRAST, THE BUYER OF A CREDIT DEFAULT SWAP WOULD HAVE THE RIGHT TO DELIVER A REFERENCED DEBT OBLIGATION AND RECEIVE THE PAR (OR OTHER AGREED-UPON) VALUE OR RECEIVE A CASH PAYMENT IN THE EVENT OF A DEFAULT OR OTHER CREDIT EVENT BY THE REFERENCE ISSUER, SUCH AS A U.S. OR FOREIGN CORPORATION, WITH RESPECT TO ITS DEBT OBLIGATIONS. FUTURES CONTRACTS PROVIDE FOR THE FUTURE SALE BY ONE PARTY AND PURCHASE BY ANOTHER PARTY OF A SPECIFIED AMOUNT OF A SPECIFIC SECURITY AT A SPECIFIED FUTURE TIME AND AT A SPECIFIED PRICE. AN OPTION ON A FUTURES CONTRACT GIVES THE PURCHASER THE RIGHT, IN EXCHANGE FOR A PREMIUM, TO ASSUME A POSITION IN A FUTURES CONTRACT AT A SPECIFIED EXERCISE PRICE DURING THE TERM OF THE OPTION.

--------------
(1) Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U. S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment
     Company Institute (July 30, 2010), AVAILABLE AT http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Dominic Minore, Esq.
April 8, 2011
Page 3


5. COMMENT: The Derivatives Risk disclosure for the High Yield Fund included in the Principal Risks section is the same as for the Core Aggregate Fund. Each Fund uses derivatives differently. Please revise the risk disclosure appropriately to reflect how the Fund uses derivatives.

     RESPONSE: Per the response to Comment 4 above, we have added the following to the Derivatives Risk disclosure:

          THE FUND MAY USE DERIVATIVES, INCLUDING CREDIT DEFAULT SWAPS AND FUTURES CONTRACTS, TO PROVIDE ECONOMIC EXPOSURE TO CERTAIN SECURITIES OR ISSUERS.

     In addition, the Fund may use derivative instruments for hedging purposes. In particular, the Fund intends to hedge its foreign currency exposure by entering into forward currency contracts. Accordingly, we have added the following to the Foreign Securities Risk disclosure:

          IN AN ATTEMPT TO REDUCE CURRENCY RISK ASSOCIATED WITH NON-U.S. DOLLAR DENOMINATED SECURITIES, THE FUND INTENDS TO HEDGE ITS FOREIGN CURRENCY EXPOSURE BY ENTERING INTO FORWARD CURRENCY CONTRACTS. A FORWARD CURRENCY CONTRACT INVOLVES AN OBLIGATION TO PURCHASE OR SELL A SPECIFIC AMOUNT OF CURRENCY AT A FUTURE DATE OR DATE RANGE AT A SPECIFIC PRICE, THEREBY FIXING THE EXCHANGE RATE FOR A SPECIFIED TIME IN THE FUTURE.

     Additionally, we have added the following Hedging Risk discussion to the Principal Risks section:

          HEDGING RISK. THE FUND MAY USE DERIVATIVE INSTRUMENTS FOR HEDGING PURPOSES. HEDGING THROUGH THE USE OF THESE INSTRUMENTS DOES NOT ELIMINATE FLUCTUATIONS IN THE UNDERLYING PRICES OF THE SECURITIES THAT THE FUND OWNS OR INTENDS TO PURCHASE OR SELL. WHILE ENTERING INTO THESE INSTRUMENTS TENDS TO REDUCE THE RISK OF LOSS DUE TO A DECLINE IN THE VALUE OF THE HEDGED ASSET, SUCH INSTRUMENTS ALSO LIMIT ANY POTENTIAL GAIN THAT MAY RESULT FROM THE INCREASE IN VALUE OF THE ASSET. TO THE EXTENT THAT THE FUND ENGAGES IN HEDGING STRATEGIES, THERE CAN BE NO ASSURANCE THAT SUCH STRATEGY WILL BE EFFECTIVE OR THAT THERE WILL BE A HEDGE IN PLACE AT ANY GIVEN TIME.

6. COMMENT: In the Principal Investment Strategies section, please revise the sentence below to clarify that all high yield bonds are risky.

Dominic Minore, Esq.
April 8, 2011
Page 4

          The Adviser intends to minimize risk by investing Fund assets primarily in higher rated (B or higher) high yield bonds, but may at times opportunistically invest in lower rated (CCC or lower) bonds.

     RESPONSE: We have revised the disclosure as follows:

          WHILE HIGH YIELD BONDS IN GENERAL ARE HIGHLY SPECULATIVE, THE Adviser intends to minimize risk by investing Fund assets primarily in higher rated (B or higher) high yield bonds, but may at times opportunistically invest in lower rated (CCC or lower) bonds.

7. COMMENT: In the Principal Risks section, please include additional disclosure with respect to investments in bonds rated CCC or lower (in particular, that such securities may be in or close to default).

     RESPONSE: We have added the following disclosure after the second sentence of the High Yield Bond Risk discussion:

          IN PARTICULAR, LOWER-RATED HIGH YIELD BONDS (CCC, CC, OR C) ARE SUBJECT TO A GREATER DEGREE OF CREDIT RISK THAN HIGHER-RATED HIGH YIELD BONDS AND MAY BE NEAR DEFAULT. HIGH YIELD BONDS RATED D ARE IN DEFAULT.

8. COMMENT: In the Principal Investment Strategies section, please disclose, in plain English, what is meant by "hedged back" in the following sentence:

          All non-U.S. Dollar denominated securities are HEDGED BACK to the U.S. Dollar using forward foreign exchange contracts which are renewed upon maturity.

     RESPONSE: We have replaced the sentence above with the following:

          IN AN ATTEMPT TO REDUCE CURRENCY RISK ASSOCIATED WITH NON-U.S. DENOMINATED SECURITIES, THE FUND INTENDS TO HEDGE ITS FOREIGN CURRENCY EXPOSURE BY ENTERING INTO FORWARD CURRENCY CONTRACTS.

9. COMMENT: Please confirm a supplement to the prospectus will be filed if more than 25% of the Fund's assets are invested in securities issued in a particular country.

     RESPONSE: The Adviser has confirmed a supplement to the prospectus will be filed if more than 25% of the Fund's assets are invested in securities issued in a particular country.

10. COMMENT: In the Principal Investment Strategies section it states the Fund's portfolio excludes "unhedged currency" per the sentence below. Please confirm if the Fund's portfolio includes "hedged currency."

          For example, the Fund is required to exclude equities, emerging market debt, structured debt such as mortgage-backed or asset-backed securities, and UNHEDGED CURRENCY.

Dominic Minore, Esq.
April 8, 2011
Page 5


     RESPONSE: The Fund's portfolio does include hedged currency. Per the response to Comment 8 above, "the Fund intends to hedge its foreign currency exposure by entering into forward currency contracts."

11. COMMENT: In the Principal Investment Strategies section, please revise the disclosure below in parentheses in plain English:

          The Adviser may sell a security when it determines the security no longer provides sufficient returns (E.G. THE ORIGINAL INVESTMENT THESIS IS AT RISK), or when the security reaches a specified value determined at the time of purchase.

     RESPONSE: We have replaced the disclosure with the following:

          The Adviser may sell a security when it determines the security no longer provides sufficient returns, the Adviser's original investment rationale is no longer valid, or when the security reaches a specified value determined at the time of purchase.

12. COMMENT: In the Principal Risks section, please note that high yield bonds are also known as "junk bonds."

     RESPONSE: We have replaced the first sentence of the High Yield Bond Risk disclosure with the following:

          High yield, or non-investment grade or "junk," bonds are highly speculative securities that are usually issued by smaller, less creditworthy and/or highly leveraged (indebted) companies.

13. COMMENT: In the discussion of Derivatives Risk in the Principal Risks section, if true, please disclose that the Fund's use of derivatives exposes the Fund to unlimited loss.

     RESPONSE: We have not included the requested disclosure as we believe the current disclosure adequately describes the risks of investments in derivatives.

14. COMMENT: In the More Information about Risk section, please note if each risk listed is a "principal" or "non-principal" risk.

     RESPONSE: We have not made the requested change.

15. COMMENT: In the More Information about Risk section, please provide disclosure regarding derivatives risk.

     RESPONSE: We have not made the requested change. General Instruction 3(c)(3)(a) states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." Because Derivatives Risk is included in the Principal Risks section, we have not repeated this disclosure in the More Information about Risk section.

Dominic Minore, Esq.
April 8, 2011
Page 6


16. COMMENT: Please revise the title of More Information about Fund Investments section to "More Information about the Fund's Objective and Investments."

     RESPONSE: We have made the requested change.

17.  COMMENT: In the More Information about Fund Investments section, please note if each investment/strategy listed is a "principal" or "non-principal" investment/strategy.

     RESPONSE: We have not made the requested change.

18. COMMENT: Please confirm that each Composite (and in particular the U.S. High Yield Unconstrained Composite) has "substantially similar" objectives, policies and strategies as the Fund. If this is not true for a Composite, it may not be presented in the disclosure.

     RESPONSE: The Adviser has confirmed that each Composite has "substantially similar" objectives, policies and strategies as the Fund.

19. COMMENT: Please confirm that all accounts managed by Aviva with substantially similar objectives, policies and strategies as the Fund are included in the Composites.

     RESPONSE: The Adviser has confirmed that all accounts managed by Aviva with substantially similar objectives, policies and strategies as the Fund are included in the Composites.

20. COMMENT: Please confirm that "all actual fees, expenses and, if applicable, sales loads or placement fees" are deducted from the net of fees column in the Composites.

     RESPONSE: The Adviser has confirmed that the Composite presentations are GIPS compliant and that all net of fees calculations have been calculated to the GIPS standard.

21. COMMENT: Please explain why showing "Gross of Fees" returns for both Composites is relevant or useful.

     RESPONSE: As noted above in the response to Comment 20, the Adviser has confirmed that the Composite presentations are GIPS compliant, which includes the gross of fees returns.

22. COMMENT: Because the Fund's name is similar to the name of the Composites, above each Composite's performance information, please include disclosure noting that the performance shown is not that of the Fund.

     RESPONSE: The Related Performance Data of the Adviser section already includes the requested disclosure: "The data does not represent the performance of the Fund nor is it indicative of future results of the Fund or of the Adviser." Accordingly, no change has been made.

23. COMMENT: For the first year of each Composite, please note the time period of the performance presented.

Dominic Minore, Esq.
April 8, 2011
Page 7


     RESPONSE: In the footnote we have added the time period for the first year of performance of each Composite. For example, for the Global High Yield Composite, we have added the following:

          Inception date of the Composite is September 30, 2008. PERFORMANCE INFORMATION SHOWN IS FOR THE PERIOD SEPTEMBER 30, 2008 TO DECEMBER 31, 2008.

24. COMMENT: Please revise the title of the "Annualized Total Returns" table to "Average Annual Total Returns."

     RESPONSE: We have made the requested change.

25. COMMENT: Please revise the second footnote of each Composite to state that net returns are calculated after "all actual fees, expenses and, if applicable, sales loads or placement fees" are subtracted from the gross returns.

     RESPONSE: We have not made the requested change. As noted in response to Comment 20 above, the Adviser has confirmed that the Composite presentations are GIPS compliant and that all net of fees calculations have been calculated to the GIPS standard.

26. COMMENT: Please confirm if the benchmark index for the Global High Yield Composite, the Barclays Capital Global High Yield 2% Issuer Capped Bond Index excluding CMBS and Emerging Markets hedged to USD, will be the Fund's benchmark index. If not, please explain why.

     RESPONSE: The Adviser has confirmed that the correct name of the benchmark index for both the Global High Yield Composite and the Fund is the Barclays Capital Global High Yield excluding CMBS and excluding Emerging Markets 2% Issuer Capped, USD hedged Index. We have revised the disclosure accordingly.

27. COMMENT: Please explain why the U.S. High Yield Unconstrained Composite uses a different benchmark index than the Global High Yield Composite.

     RESPONSE: The U.S. High Yield Unconstrained Composite is not permitted to invest in the entire global high yield market, of which approximately 15% is non-U.S. Dollar denominated. The U.S. High Yield Unconstrained Composite only invests in U.S. Dollar denominated high yield bonds. As a result of these investment limitations, the Adviser believes the Barclays Capital U.S. Corporate BB High Yield 2% Issuer Capped Bond Index is a more appropriate benchmark index.

28. COMMENT: Please confirm if the benchmark index for the U.S. High Yield Unconstrained Composite has similar exclusions as the Fund (see below). If not, please explain why this is a relevant comparison to the Fund.

          For example, the Fund is required to exclude equities, emerging market debt, structured debt such as mortgage-backed or asset-backed securities, and unhedged currency.

Dominic Minore, Esq.
April 8, 2011
Page 8


     RESPONSE: Both the U.S. High Yield Unconstrained Composite and the Fund have the same exclusions. While the benchmark index for the U.S. High Yield Unconstrained Composite does not have the same exclusions, given the Composite's portfolio, the Adviser believes it is the most relevant benchmark index for comparison purposes.

29. COMMENT: Please conform changes made in response to these comments to the Investor Class Shares prospectus.

     RESPONSE: We have made conforming changes.

AVIVA INVESTORS CORE AGGREGATE FIXED INCOME FUND

1. COMMENT: The Fund's investment objective is to seek to provide total return that exceeds the total return of the broad U.S. dollar denominated investment grade bond market. Please confirm that, with respect to this objective, the Fund will measure its total return to that of the Barclays Capital U.S. Aggregate Bond Index.

     RESPONSE: The Adviser has confirmed that the performance of the Fund will be measured relative to the Barclays Capital U.S. Aggregate Bond Index.

2. COMMENT: In the second footnote to the fee table, please replace "net operating expenses" with "Total Annual Fund Operating Expenses after Fee Reductions and/or Expense Reimbursements."

     RESPONSE: We have made the requested change.

3. COMMENT: With respect to the highlighted disclosure below, please confirm that the investments listed comprise all of the categories of investments included in the Barclays Capital U.S. Aggregate Bond Index. If not, please revise as appropriate to include all categories of investments. Additionally, please confirm any limits to which the Fund may be subject in each category of investments or if there is no limit.

          The Index is designed to measure the performance of the U.S. dollar denominated investment grade bond market, which includes INVESTMENT GRADE GOVERNMENT BONDS, INVESTMENT GRADE CORPORATE BONDS, MORTGAGE PASS THROUGH SECURITIES, COMMERCIAL MORTGAGE BACKED SECURITIES AND ASSET BACKED SECURITIES THAT ARE PUBLICLY FOR SALE IN THE UNITED STATES.

     RESPONSE: The Adviser has confirmed that the investments listed comprise all of the categories of investments included in the Barclays Capital U.S. Aggregate Bond Index. In addition, the Adviser confirms the following limits on investments in each category as a maximum percentage of Fund assets: government bonds, 70%; corporate bonds, 40%; mortgage backed securities, 50%; commercial mortgage backed securities, 10%; asset backed securities, 10%; and non-Index eligible bonds, 10%.

Dominic Minore, Esq.
April 8, 2011
Page 9


4. COMMENT: Please confirm if, in order to be included in the Index, the highlighted investments below must be investment grade:

          The Index is designed to measure the performance of the U.S. dollar denominated investment grade bond market, which includes INVESTMENT GRADE GOVERNMENT BONDS, INVESTMENT GRADE CORPORATE BONDS, MORTGAGE PASS THROUGH SECURITIES, COMMERCIAL MORTGAGE BACKED SECURITIES AND ASSET BACKED SECURITIES THAT ARE PUBLICLY FOR SALE IN THE UNITED STATES.

     RESPONSE: The Adviser has confirmed that the Index is comprised of only investment grade rated assets which meet the Barclays Capital U.S. Aggregate Bond Index inclusion rules. In an effort to clarify, we have replaced the disclosure with the following:

          The Index is designed to measure the performance of the U.S. dollar denominated investment grade bond market, which includes investment grade government bonds, corporate bonds, mortgage pass through securities, commercial mortgage backed securities and asset backed securities that are publicly for sale in the United States.

5. COMMENT: Please confirm if the mortgage pass through securities, commercial mortgage backed securities and the asset backed securities in which the Fund may invest are privately-issued and/or government-issued.

     RESPONSE: The Adviser has confirmed that the Fund may invest in both government-issued and privately-issued mortgage pass through securities, commercial mortgage backed securities and asset backed securities.

6. COMMENT: Please confirm if the Fund may hold more than 2% of its assets in mortgage-backed securities issued by government sponsored enterprises or if the Fund may invest more than 2% in all types of mortgage-backed securities. If only mortgage-backed securities issued by government sponsored enterprises, please revise the disclosure below as follows:

          The Fund's portfolio generally consists of 150-250 fixed income securities with no more than 2% of Fund assets invested in securities of an individual issuer (excluding Treasuries, agency securities and mortgage-backed securities ISSUED BY GOVERNMENT-SPONSORED ENTERPRISES).

     RESPONSE: We have made the requested change.

7. COMMENT: Please replace the second sentence of the second paragraph under the Principal Investment Strategies with the following:

Dominic Minore, Esq.
April 8, 2011
Page 10

          Although the Fund will not concentrate its investments in any one particular industry, at times, the Fund may invest more than 25% of its assets in mortgage-backed securities issued by government sponsored enterprises such as the Government National Mortgage Association ("Ginnie Mae"), The Federal National Mortgage Association ("Fannie Mae"), or the Federal Home Loan Mortgage Corporation ("Freddie Mac").

     RESPONSE: We have made the requested change.

8. COMMENT: Please consider including risks related to rating agencies (e.g., conflicts) in the Principal Risks section.

     RESPONSE: We have added the following to the Principal Risks section:

          RATING AGENCIES RISK -- RATINGS ARE NOT AN ABSOLUTE STANDARD OF QUALITY, BUT RATHER GENERAL INDICATORS THAT REFLECT ONLY THE VIEW OF THE ORIGINATING RATING AGENCIES FROM WHICH AN EXPLANATION OF THE SIGNIFICANCE OF SUCH RATINGS MAY BE OBTAINED. THERE IS NO ASSURANCE THAT A PARTICULAR RATING WILL CONTINUE FOR ANY GIVEN PERIOD OF TIME OR THAT ANY SUCH RATING WILL NOT BE REVISED DOWNWARD OR WITHDRAWN ENTIRELY IF, IN THE JUDGMENT OF THE AGENCY ESTABLISHING THE RATING, CIRCUMSTANCES SO WARRANT. A DOWNWARD REVISION OR WITHDRAWAL OF SUCH RATINGS, OR EITHER OF THEM, MAY HAVE AN EFFECT ON THE LIQUIDITY OR MARKET PRICE OF THE SECURITIES IN WHICH THE FUND INVESTS.

9. COMMENT: Please separate the second paragraph in the Principal Investment Strategies into three paragraphs: the second beginning with the discussion of duration and the third beginning with discussion of the use of derivatives.

     RESPONSE: We have made the requested change.

10. COMMENT: Please clarify in plain English what is meant by "risk-adjusted performance" and "credit and securitized market inefficiencies," highlighted in the disclosure below.

          The Adviser seeks to produce consistent, RISK-ADJUSTED PERFORMANCE by following an investment process that involves in-depth analysis and ongoing risk management. In selecting securities for the Fund, the Adviser seeks to identify, price and manage risk through a disciplined risk management framework. The Adviser utilizes a bottom-up evaluation process that relies on both qualitative analysis and quantitative modeling designed to take advantage of CREDIT AND SECURITIZED MARKET INEFFICIENCIES.

     RESPONSE: We have replaced the disclosure with the following:

Dominic Minore, Esq.
April 8, 2011
Page 11


          The Adviser seeks to produce consistent performance without assuming what the Adviser considers to be undue risk by following an investment process that involves in-depth analysis and on-going risk management. In selecting securities for the Fund, the Adviser seeks to identify, price and manage risk through a disciplined risk management framework. The Adviser utilizes a bottom-up evaluation process that relies on both qualitative analysis and quantitative modeling designed to take advantage of perceived valuation inefficiencies in the markets for the Fund's investments.

11. COMMENT: Please clarify in plain English what is meant by "original investment thesis" in the disclosure below.

          The Adviser believes that a constant re-evaluation of the ORIGINAL INVESTMENT THESIS in the context of this exit strategy provides the discipline to proactively adjust the investment position to harvest gains if the THESIS has played out or minimize losses if the THESIS is weakening.

     RESPONSE: We have replaced the disclosure with the following:

          The Adviser forms exit strategies for each security prior to investment. The Adviser will typically plan to exit a position when it believes that the security does not provide further excess return potential. The Adviser believes that a constant re-evaluation of its original investment rationale in the context of this exit strategy provides the discipline to proactively adjust the investment position to harvest gains if the rationale has played out or minimize losses if the rationale is weakening.

12. COMMENT: In the Principal Risks section, please note that high yield bonds are also known as "junk bonds."

     RESPONSE: We have revised the first sentence of the High Yield Bond Risk disclosure as follows:

          High yield, or non-investment grade OR "JUNK," bonds are highly speculative securities that are usually issued by smaller, less creditworthy and/or highly leveraged (indebted) companies.

Dominic Minore, Esq.
April 8, 2011
Page 12


13. COMMENT: Please expand on the current disclosure per the SEC's recent letter to the ICI.(2) In particular, please include a brief description of each type of derivative in which the Fund may invest.

     RESPONSE: We have added the following to the beginning of the Derivatives Risk discussion:

          THE FUND MAY USE DERIVATIVES, INCLUDING CREDIT DEFAULT SWAPS, INTEREST RATE SWAPS AND FUTURES CONTRACTS, TO PROVIDE ECONOMIC EXPOSURE TO CERTAIN SECURITIES OR ISSUERS. A CREDIT DEFAULT SWAP ENABLES THE FUND TO BUY OR SELL PROTECTION AGAINST A DEFINED CREDIT EVENT OF AN ISSUER OR A BASKET OF SECURITIES. GENERALLY, THE SELLER OF CREDIT PROTECTION AGAINST AN ISSUER OR BASKET OF SECURITIES RECEIVES A PERIODIC PAYMENT TO COMPENSATE AGAINST POTENTIAL DEFAULT EVENTS. IN CONTRAST, THE BUYER OF A CREDIT DEFAULT SWAP WOULD HAVE THE RIGHT TO DELIVER A REFERENCED DEBT OBLIGATION AND RECEIVE THE PAR (OR OTHER AGREED-UPON) VALUE OR RECEIVE A CASH PAYMENT IN THE EVENT OF A DEFAULT OR OTHER CREDIT EVENT BY THE REFERENCE ISSUER, SUCH AS A U.S. OR FOREIGN CORPORATION, WITH RESPECT TO ITS DEBT OBLIGATIONS. INTEREST RATE SWAPS INVOLVE ONE PARTY, IN RETURN FOR A PREMIUM, AGREEING TO MAKE PAYMENTS TO ANOTHER PARTY TO THE EXTENT THAT INTEREST RATES EXCEED OR FALL BELOW A SPECIFIED RATE (A "CAP" OR "FLOOR," RESPECTIVELY). ADDITIONALLY, INTEREST RATE COLLARS INVOLVE A PARTY SELLING A CAP AND PURCHASING A FLOOR, OR VICE VERSA, IN AN ATTEMPT TO PROTECT ITSELF AGAINST INTEREST RATE MOVEMENTS EXCEEDING GIVEN MINIMUM OR MAXIMUM LEVELS. FUTURES CONTRACTS PROVIDE FOR THE FUTURE SALE BY ONE PARTY AND PURCHASE BY ANOTHER PARTY OF A SPECIFIED AMOUNT OF A SPECIFIC SECURITY AT A SPECIFIED FUTURE TIME AND AT A SPECIFIED PRICE. AN OPTION ON A FUTURES CONTRACT GIVES THE PURCHASER THE RIGHT, IN EXCHANGE FOR A PREMIUM, TO ASSUME A POSITION IN A FUTURES CONTRACT AT A SPECIFIED EXERCISE PRICE DURING THE TERM OF THE OPTION.

14. COMMENT: The Derivatives Risk disclosure for the Core Aggregate Fund included in the Principal Risks section is the same as for the High Yield Fund. Each Fund uses derivatives differently. Please revise the risk disclosure appropriately to reflect how the Fund uses derivatives.

     RESPONSE: Per the response to Comment 13 above, we have added the following to the Derivatives Risk disclosure:

          THE FUND MAY USE DERIVATIVES, INCLUDING CREDIT DEFAULT SWAPS, INTEREST RATE SWAPS AND FUTURES CONTRACTS, TO PROVIDE ECONOMIC EXPOSURE TO CERTAIN SECURITIES OR ISSUERS.

----------------
(2) Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U. S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment
     Company Institute (July 30, 2010), AVAILABLE AT http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Dominic Minore, Esq.
April 8, 2011
Page 13


     In addition, the Fund may use derivative instruments for hedging purposes. As a result, we have added the following Hedging Risk discussion to the Principal Risks section:

          HEDGING RISK. THE FUND MAY USE DERIVATIVE INSTRUMENTS FOR HEDGING PURPOSES. HEDGING THROUGH THE USE OF THESE INSTRUMENTS DOES NOT ELIMINATE FLUCTUATIONS IN THE UNDERLYING PRICES OF THE SECURITIES THAT THE FUND OWNS OR INTENDS TO PURCHASE OR SELL. WHILE ENTERING INTO THESE INSTRUMENTS TENDS TO REDUCE THE RISK OF LOSS DUE TO A DECLINE IN THE VALUE OF THE HEDGED ASSET, SUCH INSTRUMENTS ALSO LIMIT ANY POTENTIAL GAIN THAT MAY RESULT FROM THE INCREASE IN VALUE OF THE ASSET. TO THE EXTENT THAT THE FUND ENGAGES IN HEDGING STRATEGIES, THERE CAN BE NO ASSURANCE THAT SUCH STRATEGY WILL BE EFFECTIVE OR THAT THERE WILL BE A HEDGE IN PLACE AT ANY GIVEN TIME.

15. COMMENT: Please confirm whether the Fund may invest in mortgage-backed or asset-backed STRIPS and, if so, whether such investments will be part of the Fund's principal investment strategy (i.e. does the Adviser expect to invest 5% or more of the Fund's assets in such securities on a regular basis). If the Fund will use these investments as a principal investment strategy, please add corresponding risk disclosure to the Principal Risks section.

     RESPONSE: The Adviser has confirmed that the Fund will not invest in mortgage-backed or asset-backed STRIPS.

16. COMMENT: In the discussion of Mortgage-Backed and Asset Backed Securities Risks in the Principal Risks section, please include disclosure regarding residential (single family) or commercial (multi-family and commercial) mortgage-backed securities, if applicable.

     RESPONSE: We have replaced the first paragraph of the Mortgage-Backed and Asset-Backed Securities Risk discussion with the following:

          The Fund may invest in both residential and commercial mortgage-backed securities. A mortgage-backed security represents an interest in a pool of assets such as mortgage loans and matures when all the mortgages in the pool mature or are prepaid. While mortgage-backed securities do have fixed maturities, their expected durations may vary when interest rates rise or fall. Because the timing and speed of principal payments may vary, the cash flow on mortgage-backed securities is irregular. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, a fund that holds mortgage-backed securities may exhibit additional volatility. This is known as extension risk. In addition, mortgage-backed securities are subject to prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner than

Dominic Minore, Esq.
April 8, 2011
Page 14


          expected. This can reduce the returns of the Fund because the Fund will have to reinvest that money at the lower prevailing interest rates. While residential mortgagors in the United States have the option to pay more principal than required at each payment interval, commercial mortgages are often set for a fixed term and therefore experience a lower degree of prepayment risk. Because the Fund at times may invest more than 25% of its assets in residential mortgage-backed securities issued by government sponsored enterprises, adverse events affecting the mortgage-backed securities market may have a greater impact on the Fund than they would if the Fund did not focus its investments in those securities.

17. COMMENT: In the discussion of Mortgage-Backed and Asset Backed Securities Risks in the Principal Risks section, if true, please revise the last sentence of the first paragraph as follows:

          Because the Fund at times may invest more than 25% of its assets in mortgage-backed securities issued by government sponsored enterprises, adverse events affecting the mortgage-backed securities market may have a greater impact on the Fund than they would if the Fund did not focus its investments in those securities.

     RESPONSE: We have made the requested change.

18. COMMENT: In the second paragraph of the Mortgage-Backed and Asset-Backed Securities Risk discussion, please delete the following sentence or move it to disclosure made pursuant to Item 9 of Form N-1A:

          However, the timely payment of principal and interest normally is supported, at least partially, by various credit enhancements by banks and other financial institutions.

     RESPONSE: We have deleted the disclosure.

19. COMMENT: With respect to the More Information About Risk section, please revise the section heading to specify whether principal and/or non-principal risks are discussed in the section. Expand the section to include Item 9 disclosure related to mortgage-backed and asset-backed securities and foreign securities.

     RESPONSE: We have not made the requested change.

20. COMMENT: Please revise the title of More Information about Fund Investments section to "More Information about the Fund's Objective and Investments."

     RESPONSE: We have made the requested change.

Dominic Minore, Esq.
April 8, 2011
Page 15

21.  COMMENT: In the More Information about Fund Investments section, please note if each investment/strategy listed is a "principal" or "non-principal" investment/strategy.

     RESPONSE: We have not made the requested change.

22. COMMENT: Please confirm that all accounts managed by Aviva with substantially similar objectives, policies and strategies as the Fund are included in the Composite.

     RESPONSE: The Adviser has confirmed that all accounts managed by Aviva with substantially similar objectives, policies and strategies as the Fund are included in the Composite.

23. COMMENT: Please confirm that "all actual fees, expenses and, if applicable, sales loads or placement fees" are deducted from the net of fees column in the Composite.

     RESPONSE: The Adviser has confirmed that the Composite presentation is GIPS compliant and that all net of fees calculations have been calculated to the GIPS standard.

24. COMMENT: Because the Fund's name is similar to the name of the Composite, above the Composite's performance information, please include disclosure noting that the performance shown is not that of the Fund.

     RESPONSE: The Related Performance Data of the Adviser section already includes the requested disclosure: "The data does not represent the performance of the Fund nor is it indicative of future results of the Fund or of the Adviser." Accordingly, no change has been made.

25. COMMENT: Please confirm if the benchmark index for the Composite, the Barclays Capital U.S. Aggregate Bond Index, will be the Fund's benchmark index. If not, please explain why.

     RESPONSE: The Adviser has confirmed that the Barclays Capital U.S. Aggregate Bond Index will be the Fund's benchmark index.

26. COMMENT: For the first year of the Composite, please note the time period of the performance presented.

     RESPONSE: We have added the following to the footnote:

          Inception date of the Composite is June 30, 2000. PERFORMANCE INFORMATION SHOWN IS FOR THE PERIOD JUNE 30, 2000 TO DECEMBER 31, 2000.

27. COMMENT: In the Annualized Total Returns table, please confirm what time period each row covers.

Dominic Minore, Esq.
April 8, 2011
Page 16


     RESPONSE: As noted in the header to the Annualized Total Returns table, the returns listed are through June 30, 2010. Therefore, each row represents returns through June 30, 2010 (e.g., 1 Year is for the period July 1, 2009 to June 30, 2010).

28. COMMENT: Please revise the title of the "Annualized Total Returns" table to "Average Annual Total Returns."

     RESPONSE: We have made the requested change.

29. COMMENT: In the first footnote to the Annualized Total Returns table, please clarify how the Composite's investment strategies compare to that of the Fund's.

     RESPONSE: We have not revised the footnote. The Related Performance Data of the Adviser section currently includes the disclosure below that we believe addresses this comment.

          "The following tables give the performance of an actual, fee-paying portfolio managed by the Adviser that has an investment objective, policies, strategies and risks substantially similar to those of the Fund."

30. COMMENT: Please revise the second footnote of the Composite to state that net returns are calculated after "all actual fees, expenses and, if applicable, sales loads or placement fees" are subtracted from the gross returns.

     RESPONSE: We have not made the requested change. As noted in response to Comment 24 above, the Adviser has confirmed that the Composite presentation is GIPS compliant and that all net of fees calculations have been calculated to the GIPS standard.

31. COMMENT: Please conform changes made in response to these comments to the Investor Class Shares prospectus.

     RESPONSE: We have made conforming changes.

                                ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Dominic Minore, Esq.
April 8, 2011
Page 17


Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.


                                        Sincerely,

                                        /S/ BEAU YANOSHIK
                                        ----------------------
                                        Beau Yanoshik


cc: Christopher D. Menconi, Esq.
    Dianne M. Sulzbach, Esq.